28 April 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 153,000 Reed Elsevier PLC ordinary shares at a price of 1093.8939p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 80,120,285 ordinary shares in treasury, and has 1,125,971,086 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 10,421,950 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 72,000 Reed Elsevier NV ordinary shares at a price of €22.1384 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 47,298,344 ordinary shares in treasury, and has 650,617,037 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 5,999,800 shares.